UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No.3 - Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Ek Chor China Motorcycle Co. Ltd.

(Name of the Issuer)

Ek Chor China Motorcycle Co. Ltd.

C.P. Pokphand Co. Ltd.

Dhanin Chearavanont

Sumet Jiaravanon

(Names of Person(s) Filing Statement)

Common Stock, Par Value US$0.10 Per Share

(Title of Class of Securities)

G29526 10 3

(CUSIP Number of Class of Securities)

Robert Ping-Hsien Ho Ek Chor China Motorcycle Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1601	Sumet Jiaravanon C.P. Pokphand Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1602

Dhanin Chearavanont c/o C.P. Pokphand Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1602	Sumet Jiaravanon c/o C.P. Pokphand Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1602

(Name, Address and Telephone Number of Persons Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

with a copy to:

John D. Young, Jr., Esq.

Sullivan & Cromwell LLP

Otemachi First Square

East Tower 16/F

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(813) 3213-6148

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☒

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below. The Company believes that the following important factors, among others, in some cases have affected, and, in the future, could affect, the operations of the Company and the ventures in which the Company has interests (the “Ventures”):

•	political, economic and social conditions in the People’s Republic of China (the “PRC”), including the PRC government’s specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies, expropriation of private enterprises and the availability of credit, particularly to the extent such current or future conditions and policies affect the motorcycle and motorcycle parts and components industries and markets in the PRC, the automotive and automotive parts and components industries and markets in the PRC, the Ventures’ motorcycle and motorcycle parts and components customers and automotive parts and components customers, and the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle and automotive parts and components;

•	the effects of competition in the motorcycle market on the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle parts and components;

•	the effects of competition in the automotive market on the demand, sales volume and sales prices for the Ventures’ automotive parts and components;

•	the Ventures’ ability to collect and reduce the levels of their accounts receivable;

•	the Company’s and the Ventures’ ability to finance their working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	the effects of inflation on the Company’s and the Ventures’ results of operations, including the effects on the Ventures’ costs of raw materials and parts and labor costs.

The forward-looking events and circumstances discussed in this document may not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

FOREIGN CURRENCY TRANSLATIONS

Solely for the convenience of the reader, this document contains translations of certain Chinese Renminbi and Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all. Unless otherwise stated, the translations of Renminbi and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.28 to US$1.00, the rate quoted by the People’s Bank of China on June 20, 2003, and HK$7.80 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2003.

INTRODUCTION

This final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on April 16, 2003 (the “Schedule 13E-3”), as amended by Amendment No. 1 filed on May 14, 2003 and Amendment No. 2 filed on May 22, 2003, is filed pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transaction in respect of Ek Chor China Motorcycle Co. Ltd., an exempted company incorporated with limited liability under the laws of Bermuda (the “Company”), pursuant to which the Company will become a wholly-owned subsidiary of C.P. Pokphand Co. Ltd., an exempted company incorporated with limited liability under the laws of Bermuda (“CPP”) by way of a scheme of arrangement under Bermuda law (the “Scheme”). A proxy statement, dated May 27, 2003 (the “Proxy Statement”) was delivered to the shareholders of the Company in connection with the solicitation of their votes to adopt and approve the Scheme. A form of the Proxy Statement was attached as Exhibit (a)(1) to Amendment No. 2, filed on May 22, 2003, to the Schedule 13E-3. The Proxy Statement contains information required to be included in response to the Items of this final amendment to the Schedule 13E-3. The responses to each Item herein are qualified in their entirety by reference to the information contained in the Proxy Statement.

On June 12, 2003, the Scheme was approved by holders of shares in the Company that are subject to the Scheme (the “Scheme Shares”) at a meeting convened at the direction of the Supreme Court of Bermuda. At the said meeting, a majority in number of the holders of Scheme Shares who were present and voting (either in person or by proxy) and who hold in aggregate over three-fourths of the Scheme Shares voted, voted in favor of approving the Scheme.

In addition, on June 12, 2003, the resolution necessary to implement the Scheme was approved at a special general meeting of shareholders. At the said special general meeting, a majority of the holders of shares in the Company who were present and voting (either in person or by proxy) voted in favor of approving the resolution.

On June 20, 2003, at a hearing of the Supreme Court of Bermuda (the “Bermuda Court”), the Bermuda Court sanctioned the Scheme.

Today, a copy of the order of the Bermuda Court sanctioning the Scheme was delivered to and duly registered with the Registrar of Companies in Bermuda, and the Scheme became effective as of today.

Holders of the approximately 31.8% of the shares in the Company not owned by CPP, as appearing in the Company’s register of members at 4:00 p.m., New York time, on June 20, 2003, will receive US$3.75 in cash for each share they hold.

The Company’s shares have been delisted from the New York Stock Exchange.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the subject company is Ek Chor China Motorcycle Co. Ltd. The address of the Company’s principal executive office is 21st Floor, Far East Finance Centre,

16 Harcourt Road, Hong Kong Special Administrative Region, PRC. The telephone number of the Company’s principal executive office is (852) 2520-1601.

(b)	Securities. Immediately prior to the effectiveness of the Scheme on June 23, 2003, there were 17,526,000 Shares issued and outstanding.

(c)	Trading Market and Price. The information set forth under the caption “Market Price Information and Dividend Policy” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Market Price Information and Dividend Policy” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)	Name and Address.

Ek Chor China Motorcycle Co. Ltd., the subject company, is a filing person. The information set forth under the caption “The Companies—The Company” in the Proxy Statement is incorporated herein by reference.

CPP, the holder of approximately 68.2% of the issued and outstanding share capital of the Company immediately prior to the effectiveness of the Scheme, is also a filing person. The information set forth under the caption “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement is incorporated herein by reference.

Mr. Dhanin Chearavanont, the Chairman, Chief Executive Officer and a Director of CPP, is also a filing person. The information regarding Mr. Chearavanont set forth under the caption “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement and in Appendix C thereto is incorporated herein by reference.

Mr. Sumet Jiaravanon, the Executive Chairman and a Director of CPP, is also a filing person. The information regarding Mr. Jiaravanon set forth under the caption “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement and in Appendix C thereto is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth under the captions “The Companies—The Company” and “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement is incorporated herein by reference.

None of the Company, CPP, Mr. Chearavanont or Mr. Jiaravanon has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the Company, CPP, Mr. Chearavanont or Mr. Jiaravanon has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information set forth under the captions “The Companies—The Company” and “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement and in Appendix C thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Merger or Similar Transactions.

(i)	A Brief Description of the Transaction. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal” and “The Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(ii)	Consideration. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal” and “The Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(iii)	Reasons for Transaction. The information set forth under the captions “The Scheme of Arrangement—Purposes of the Scheme” and “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(iv)	Vote Required for Approval. The information set forth under the captions “Summary of the Proposal” and “The Court Meeting—Vote Required” in the Proxy Statement is incorporated herein by reference.

(v)	Material Differences in the Rights of Security Holders as a Result of the Transaction. The information set forth under the captions “Summary Term Sheet—Effect of Completion” and “The Scheme of Arrangement—The Effect of the Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(vi)	Material Accounting Treatment. The information set forth under the captions “The Scheme of Arrangement—The Effect of the Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(vii)	Material Federal Income Tax Consequences. The information set forth under the captions “The Scheme of Arrangement—The Effects of the Scheme of Arrangement” and “Special Factors—Material Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth under the caption “Special Factors—No Dissenters’ Rights” in the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(d)	Agreements Involving the Subject Company’s Securities. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired. The information set forth under the caption “The Scheme of Arrangement—Purposes of the Scheme” in the Proxy Statement is incorporated herein by reference.

(c)	Plans. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal”, “The Scheme of Arrangement” and “Special Factors—NYSE Listing” in the Proxy Statement is incorporated herein by reference. It is expected that following the completion of the Proposal, the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended, will be suspended.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes. The information set forth under the caption “The Scheme of Arrangement—Purposes of the Scheme” in the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(c)	Reasons. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “Summary Term Sheet—Effect of Completion”, “The Scheme of Arrangement—The Effect of the Scheme of Arrangement”, “Special Factors—Material Federal Income Tax Consequences” and “Special Factors—NYSE Listing” in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)	Fairness. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors—Fairness of the Transaction” and “Special Factors—Factors Considered in Determining Fairness” in the Proxy Statement is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the captions “Questions and Answers about the Proposal—What vote is required from the shareholders of the Company in order for the Scheme to be approved?”, “Summary Term Sheet—Shareholders’ Vote”, “Summary Term Sheet—Conditions”, “Summary of the Proposal—The Court Meeting—Required Vote”, “The Court Meeting—Vote Required” and “The Scheme of Arrangement—Conditions of the Scheme” in the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The Company does not have directors who are not employees of the Company. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(e)	Approval of Directors. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Fairness of the Transaction”, “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Report of Financial Advisor” in the Proxy Statement is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth under the caption “Special Factors—Report of Financial Advisor” in the Proxy Statement is incorporated herein by reference.

(c)	Availability of Documents. The Presentation to the Board of Directors by Bear, Stearns & Co. Inc., dated April 11, 2003, is included as Exhibit (c) to this Schedule 13E-3. The information set forth under the caption “Special Factors—Report of Financial Advisor—Overview” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference.

(b)	Conditions. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth under the caption “Interests of Certain Persons in the Securities of the Company” in the Proxy Statement is incorporated herein by reference.

(b)	Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “The Court Meeting—Solicitation of Proxies” and “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(e)	Recommendations to Others. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth under the caption “Selected Consolidated Financial Information” in the Proxy Statement and in the financial statements attached thereto is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a	)(b)	Solicitations or Recommendations. Employees and Corporate Assets. The information set forth under the caption “The Court Meeting—Solicitation of Proxies” in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(a)	Other Material Information. None.

ITEM 16. EXHIBITS.

Exhibit Number	Description

(a)(1)	Form of Notice of Court Meeting*, Form of Notice of Special General Meeting*, Form of Proxy Card for Court Meeting*, Form of Proxy Card for Special General Meeting* and Form of Proxy Statement*.

(a)(2)	Form of Scheme of Arrangement*.

(a)(3)	Form of Explanatory Statement pursuant to Section 100 of the Bermuda Companies Act*.

(c)	Presentation to the Board of Directors by Bear, Stearns & Co. Inc., dated April 11, 2003*.

(f)	Statement of security holders’ appraisal rights and the procedures for exercising those appraisal rights*.

*	Previously filed

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

EK CHOR CHINA MOTORCYCLE CO. LTD.

By:	/s/ ROBERT PING-HSIEN HO
	Name:	Robert Ping-Hsien Ho
	Title:	Director

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

C.P. POKPHAND CO. LTD.

By:	/s/ SUMET JIARAVANON
	Name:	Sumet Jiaravanon
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

/s/ DHANIN CHEARAVANONT
DHANIN CHEARAVANONT

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

/s/ SUMET JIARAVANON
SUMET JIARAVANON